Avago Technologies Finance Pte. Ltd.
Avago Technologies U.S. Inc.
Avago Technologies Wireless (U.S.A.) Manufacturing Inc.
c/o Avago Technologies Finance Pte. Ltd.
1 Yishun Avenue 7
Singapore 768923
January 8, 2007
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Division of Corporation Finance

Attn:	Donald C. Hunt, Attorney-Advisor
Mail Stop 6010

Re:	Registration Statement on Form F-4
File No. 333-137664
Dear Mr. Hunt:
     Pursuant to Rule 461 under the Securities Act of 1933, as amended, Avago Technologies Finance Pte. Ltd., Avago Technologies U.S. Inc., Avago Technologies Wireless (U.S.A.) Manufacturing Inc. and the guarantor co-registrants identified in the registration statement referred to below (each, an “Avago Company,” and, collectively, the “Avago Companies”) hereby request that the effective time of the Registration Statement on Form F-4, Registration No. 333-137664 (the “Registration Statement”), be accelerated to 12 p.m., Eastern standard time, on Tuesday, January 9, 2007, or as soon as practical thereafter.
     In connection with this request, each of the Avago Companies hereby acknowledges that the disclosure in the Registration Statement is the responsibility of the Avago Companies. Each of the Avago Companies also acknowledges that:
•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve any of the Avago Companies from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	none of the Avago Companies may assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours, AVAGO TECHNOLOGIES FINANCE PTE. LTD.
/s/ Rex S. Jackson
Rex S. Jackson
Senior Vice President and General Counsel

AVAGO TECHNOLOGIES U.S. INC.
/s/ Rex S. Jackson
Rex S. Jackson
Senior Vice President and General Counsel

AVAGO TECHNOLOGIES WIRELESS (U.S.A.) MANUFACTURING INC.
/s/ Rex S. Jackson
Rex S. Jackson
President

AVAGO TECHNOLOGIES GENERAL IP (SINGAPORE) PTE. LTD.
AVAGO TECHNOLOGIES ECBU IP (SINGAPORE) PTE. LTD.
AVAGO TECHNOLOGIES MANUFACTURING (SINGAPORE) PTE. LTD.
AVAGO TECHNOLOGIES INTERNATIONAL SALES PTE. LIMITED
AVAGO TECHNOLOGIES WIRELESS IP (SINGAPORE) PTE. LTD.
AVAGO TECHNOLOGIES ENTERPRISE IP (SINGAPORE) PTE. LTD.
AVAGO TECHNOLOGIES FIBER IP (SINGAPORE) PTE. LTD.
AVAGO TECHNOLOGIES SENSOR IP PTE. LTD.
AVAGO TECHNOLOGIES U.S. R&D INC.
AVAGO TECHNOLOGIES WIRELESS (U.S.A.) INC.
AVAGO TECHNOLOGIES SENSOR (U.S.A.) INC.
AVAGO TECHNOLOGIES WIRELESS HOLDING (LABUAN) CORPORATION
AVAGO TECHNOLOGIES IMAGING HOLDING (LABUAN) CORPORATION
AVAGO TECHNOLOGIES ENTERPRISE HOLDING (LABUAN) CORPORATION
AVAGO TECHNOLOGIES FIBER HOLDING (LABUAN) CORPORATION
AVAGO TECHNOLOGIES STORAGE HOLDING (LABUAN) CORPORATION
AVAGO TECHNOLOGIES HOLDINGS B.V.
AVAGO TECHNOLOGIES WIRELESS HOLDINGS B.V.
AVAGO TECHNOLOGIES CANADA CORPORATION
AVAGO TECHNOLOGIES GMBH
AVAGO TECHNOLOGIES ITALY S.R.L.
AVAGO TECHNOLOGIES JAPAN, LTD.
AVAGO TECHNOLOGIES (MALAYSIA) SDN. BHD.
AVAGO TECHNOLOGIES MEXICO, S. DE R..L. DE C.V.
AVAGO TECHNOLOGIES U.K. LIMITED

/s/ Rex S. Jackson
Rex S. Jackson
Authorized Signatory